UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amended Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

Legg Mason Partners Variable Portfolios IV (“LMPVP IV”) (File No. 811-21128) hereby amends its Notification of Registration on Form N-8A for the purpose of reflecting the adoption and succession by Legg Mason Partners Variable Equity Trust (the “Trust”) to LMPVP IV’s registration under Section 8(a) of the Investment Company Act of 1940, effective April 30, 2007. In connection with such amended Notification of Registration, the Trust submits the following information:

Name:

Legg Mason Partners Variable Equity Trust

Address of principal business office:

Legg Mason Partners Variable Equity Trust

125 Broad Street

New York, New York 10004

Telephone number (including area code):

(800) 451-2010

Name and address of agent for service of process:

Robert I. Frenkel, Esq.

300 First Stamford Place

Stamford, Connecticut 06902

copies to:

Burton M. Leibert, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒                                     No  ☐

NOTICE

Notice is hereby given that this amended Notification of Registration has been executed on behalf of the Trust by a trustee of the Trust as a trustee and not individually and the obligations of or arising out of this amended Notification of Registration are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Stamford and the State of Connecticut on the 27th day of April, 2007.

Legg Mason Partners Variable Equity Trust

By:	/s/ R. Jay Gerken
R. Jay Gerken Trustee

ATTEST:

/s/ Thomas C. Mandia
Thomas C. Mandia
Assistant Secretary